TRIAD INDUSTRIES
122 East Grand Ave
Escondido, Ca 92025

SEC
Mail Stop 4561
Washington, DC 20549

Re:      Triad Industries, Inc.
         Form 10KSB for the Fiscal year ended December 31, 2004 Forms 10QSB for Fiscal Quarters ended March 31, 2005 and June 30, 2005 File No. 000-28581

Dear Ms. Beshears:

Enclosed please find the answer to your questions dates September 20, 2005.

1. We note that the certifications filed as Exhibit 31 to your Form 10KSB are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certification may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC release 33-8238. Accordingly, please file an amendment to your Form 10KSB that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation SB.

              Please see new filing.

2. Please revise the audit report to include the signature of the registered public accounting firm and the correct date. Note that the current report date precedes the date of the audited financial statements. See Article 2-02 of Regulation S-X for reference.

              Please see new filing.

3. Please also revise the last paragraph of the audit report to include the term "substantial doubt" as required by AU 341.12

              See new audit report.

4. We note that you sold your commercial rental property on July 31, 2003. Please tell us why you have not presented the related revenues, expenses and gain from the sale of this property as discounted operations in accordance with paragraph 43 of SFAS 144 or revise as necessary.

              This was answered in a prior comment discussing the Company's presentation of this transaction. It was addressed as part of the conversation to the questions dated February 17, 2004. The asset was part of a real estate operation, which was part of the Company's operations. The Company was involved in buying and selling real estate. This property did not have its own identifiable cash flows, due to being part of an operation.


5. We note that have property included the intercompany elimination entry disclosed in Note 11, page 38 in your 2004 income statement but not in 2003 statement; thus, your 2003 revenue and administrative expenses are overstated and not comparable in 2004. Please restate your 2003 income statement to include the intercompany elimination of $90,000. Additionally, please update your Management's Discussion and Analysis or Plan or Operation accordingly.

              This note was misconstrued. The appropriate eliminations have been made. Furthermore, this note has been eliminated from the amended filings due to the Company not having segments per SFAS 131.

6. Please tell us how you have earned other income of $55,323 in 2003, and please discuss this income in the results of operations section of your revised MD&A.

              The other income of $55,323 was earned from the elimination of a debt that was cancelled by another party.

7. It is not appropriate to present diluted loss per share when a loss from continuing operations exists because this results in an antidilution to the calculated EPS amount. Refer to paragraph 16 of SFAS 128 and revise your Statements of Operations and Footnote 5 as necessary.

              Please see new filing. It should also be noted that the Company while having negative retained earnings was requested by the SEC to present diluted. earnings per share. Please see the questions dated August 7, 2001 number #79 . The Company continued showing this based upon the comment.

8. We note that you have presented the cash flows used for purchased of trading securities as cash flows used in investing activities ; however, these cash flows should be presented as operating cash flows. For reference, please see paragraph 18 of SFAS 115. Please revise your cash flow statement accordingly.

              Please see new filing.

9. In future filing expand upon your revenue recognition policies to comply with paragraph 12 of APB 22. In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with SAB 101 if not readily apparent.

              Will consider for future filings.

10. Please revise your segment information to include total assets by segment and also reconciliations required by paragraphs 27 and 32 of SFAS 131.

                                  See number 5.

11. We note that you have determined that your controls and procedures are effective. Given the fact that there were errors in your financial statements for certain periods presented, it appears that significant deficiencies or material weaknesses may have existed in your internal control over financial reporting. Please revise to discuss these deficiencies in your conclusion regarding the effectiveness of your disclosure controls and procedures or advise us why a revision is unnecessary.

                                  See number 5.

12. Please make the following revisions and to the review report:

o Change the title of the report to "Repost of Independent Registered Public Accounting Firm"
o It does not appear that your company is a development stage enterprise as defined by SFAS 7. In that regard, please revise the audit report to remove the language that refers to your company as a development stage company. It appears that the review may have been conducted based upon the periods required to be presented for a development stage company. Please revise this review to refer to the financial statements that have been included in this filing.
o        Remove the reference to the standards of the AICPA.
o Revise the third paragraph to state whether of not the auditor is aware of any material modifications needed t the financial statements in order for them to be in conformity with US generally accepted accounting principles.
o        Include the signature of the auditor.

              Please see the Appendix of the PCAOB Auditing Standard No. an llustrative example.

               Please see new filing.

13. Please clearly mark each page of the financial statements as unaudited.

              Please see new filing.

14. Please include the disclosures required by paragraph .of SFAS 131.

                                  See number 5.

15. Please revise to include the signatures of Ms. Bryson and Mr. Kelleher.

              Please see new filing.

16. Please remove the reference to the standards issued by the AICPA from the first paragraph. Refer to the Appendix of PCAOB Auditing Standard No. 1 for an illustrative example.

              Please see new filing.

17. Please clearly mark each page of the financial information as unaudited.

              Please see new filing

18. Please include the disclosures required by paragraphs 33 of SFAS 131.

                                  See number 5.

Should you have any questions please contact the undersigned at 760-741-1128.

Thank you

Linda Bryson